UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

PFSweb, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

717098206

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		926,339
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

926,339
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

926,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		243,388
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

243,388
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,169,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,169,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,169,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,169,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,169,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,169,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,169,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,169,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,169,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,169,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,169,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,169,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 717098206

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 926,339 Shares beneficially owned by Engine Capital is approximately $7,056,579, including brokerage commissions. The aggregate purchase price of the 243,388 Shares beneficially owned by Engine Jet is approximately $1,832,060, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 15, 2019, the Reporting Persons entered into a Nomination and Standstill Agreement (the “Settlement Agreement”) with the Issuer. Pursuant to the Settlement Agreement, the Issuer agreed, among other things, to (i) increase the size of the Board of Directors (the “Board”) (ii) appoint Rob Frankfurt (“Mr. Frankfurt”) to fill a newly created vacancy on the Board and (iii) nominate Mr. Frankfurt for election to the Board as part of the Issuer’s director slate for its 2019 annual meeting of stockholders (the “2019 Annual Meeting”).

Pursuant to the terms of the Settlement Agreement, the Reporting Persons agreed, among other things, not to nominate director candidates or conduct a proxy contest regarding any matter, including the election of directors or the submission of a stockholder proposal, with respect to the 2019 Annual Meeting. Moreover, at the 2019 Annual Meeting and at any meeting of the Issuer’s stockholders held prior to the expiration of the Standstill Period (as defined below), the Reporting Persons agreed to vote all Shares in favor of the election of all director candidates nominated by the Board and to vote all Shares, subject to certain exceptions, in accordance with the Board’s recommendation with respect to each other matter submitted to and recommended for stockholder approval by the Board. The Reporting Persons are permitted to vote as they see fit on any extraordinary transactions that may be presented for stockholder approval during the Standstill Period.

In addition, the Reporting Persons agreed to certain customary standstill provisions, effective as of the date of the Settlement Agreement through the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2020 annual meeting of stockholders (the “Standstill Period”).  The standstill provisions generally restrict the Reporting Persons’ abilities to engage in certain proxy solicitations, make certain stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board and seek to remove any of the Issuer’s directors.  Also, under the standstill provisions, the Reporting Persons have agreed not to increase their ownership to in excess of 10% of the Issuer’s then-outstanding stock.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,260,829 Shares outstanding, as of March 8, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2019.

A.	Engine Capital
(a)	As of the close of business on March 19, 2019, Engine Capital directly owned 926,339 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 926,339
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 926,339
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Capital has not entered into any transactions in the Shares during the past sixty (60) days.
8

CUSIP NO. 717098206

B.	Engine Jet
(a)	As of the close of business on March 19, 2019, Engine Jet directly owned 243,388 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 243,388
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 243,388
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Jet has not entered into any transactions in the Shares during the past sixty (60) days.
C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 1,169,727 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 1,169,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,169,727
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past (60) sixty days.
D.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine GP may be deemed to beneficially own 1,169,727 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 1,169,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,169,727
4. Shared power to dispose or direct the disposition: 0

(c)	Engine GP has not entered into any transactions in the Shares during the past (60) sixty days.
9

CUSIP NO. 717098206

E.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 1,169,727 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 1,169,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,169,727
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past (60) sixty days.
F.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management, and the managing member of each of Engine GP and Engine Investments, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Mr. Ajdler may be deemed to beneficially own 1,169,727 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 1,169,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,169,727
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty (60) days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 15, 2019, the Reporting Persons and the Issuer entered into the Settlement Agreement as defined and described in Item 4 above, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1       Settlement Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Capital Management, LP, Engine Capital Management GP, LLC, Engine Investments, LLC, Arnaud Ajdler and PFSweb, Inc., dated March 15, 2019.

10

CUSIP NO. 717098206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2019

Engine Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

11

CUSIP NO. 717098206

/s/ Arnaud Ajdler
Arnaud Ajdler

12